Execution Version
AMENDMENT NO. 1
TO
CLASS A COMMON STOCK PURCHASE WARRANTS

This AMENDMENT NO. 1 TO CLASS A COMMON STOCK PURCHASE WARRANTS (this “Amendment”), dated as of September 3, 2024, is entered into by and between Pinstripes Holdings, Inc., a Delaware corporation (the “Company”) and Oaktree Capital Management, L.P. as investment manager on behalf of certain funds and accounts within the Value Equities, Global Opportunities and Special Situations strategies (the “Holder”). Each of the foregoing shall be referred to herein as a “Party” and collectively as the “Parties.”

RECITALS
WHEREAS, reference is hereby made to the certain Loan Agreement, dated as of December 29, 2023 (the “Existing Loan Agreement”), among the Company, the Holder and the other parties thereto;
WHEREAS, pursuant to Section 5.15(a) of the Existing Loan Agreement, the Company issued to the Holder (i) that certain Class A Common Stock Purchase Warrant to purchase up to 2,500,000 shares of Class A common stock of the Company (the “Initial Warrant”) and (ii) that certain Class A Common Stock Purchase Warrant to purchase up to 412,500 shares of Class A common stock of the Company (the “Supplemental Warrant” and together with the Initial Warrant, the “Warrants”), in each case at the price of $0.01 per share;
WHEREAS, the Company has requested the Holder and the other parties to the Existing Loan Agreement make certain amendments to the terms of the Existing Loan Agreement, and the Holder and the other requisite parties to the Existing Loan Agreement are willing to make such amendments, in each case subject to the satisfaction of the conditions and on the terms set forth in an amendment to the Existing Loan Agreement, including entry into this Amendment to remove the lock-up provisions set forth in Section 4(a) of each of the Warrants (the Warrants as amended by this Amendment, the “Amended Warrants”); and
WHEREAS, pursuant to Section 6(l) of each of the Warrants, each Warrant may be amended with the written consent of the Company and the Holder.
NOW, THEREFORE, in consideration of the foregoing, the terms, covenants and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Section 1.Amendment to the Warrants. Effective as of the date of this Amendment, Section 4(a) of the Initial Warrant and Section 4(a) of the Supplemental Warrant are each hereby amended and restated in their entirety as follows:
(a) Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Section 4(d), this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled.
Section 2.Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder on the date hereof, on each date on which any Amended Warrant is exercised and on each date shares of Class A common stock of the Company are delivered to the Holder pursuant thereto, that:
(a)Incorporation and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in every jurisdiction in which the failure to so qualify would be reasonably expected to have a material adverse effect on the financial condition, operating results or assets of the Company. The Company possesses all requisite corporate power and authority necessary to carry out the transactions contemplated by this Amendment and the Amended Warrants.
(b)Authorization; No Breach.
(i)The execution, delivery and performance of this Amendment, the Amended Warrants and, subject to proper exercise of the Amended Warrants and against payment therefor, the shares of Class A common stock of the Company underlying the Amended Warrants, have been duly authorized by the Company.
(ii)This Amendment, and the Amended Warrants, constitute the valid and binding obligation of the Company, enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equitable principles (whether considered in a proceeding in equity or law).
(iii)The execution and delivery by the Company of this Amendment, the Amended Warrants, the issuance and sale of the Amended Warrants, the issuance of the shares of Class A common stock of the Company underlying the Amended Warrants upon exercise of the Amended Warrants and the fulfillment of and compliance with the terms hereof by the Company, do not and will not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any lien, security interest, charge or encumbrance upon the Company’s capital stock or assets under, (d) result in a violation of, or (e) require any authorization, consent, approval, exemption or other action by or notice or declaration to, or filing with, any court or administrative or governmental body or agency pursuant to the Company’s amended and restated certificate of incorporation and amended and restated bylaws or any material law, statute, rule or regulation to which the Company is subject, or any agreement, order, judgment or decree to which the Company is subject, except for any filings required after the date hereof under federal or state securities laws and except as would not have a material adverse on the Company’s ability to perform its obligations under this Amendment or the Amended Warrants.
Section 3.Effect of this Amendment. This Amendment is made a part of the Initial Warrant and the Supplemental Warrant. Except as otherwise expressly provided herein, the Warrants each, are and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects, except that on and after the date hereof all references in the Warrants to “this Warrant”, “hereto”, “hereof”, “hereunder” or words of like import referring to such Warrant shall mean such Warrant as amended by this Amendment.
Section 4.Miscellaneous. Sections 6(b), 6(c), 6(e), 6(g), 6(h), 6(i), 6(j), 6(k), 6(l), 6(m), 6(n), 6(o) and 6(p) of the Initial Warrant (as amended hereby) are hereby incorporated by reference herein, mutatis mutandis.
[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Amendment as of the day and year first above written.
COMPANY:
PINSTRIPES HOLDINGS, INC.

By: __/s/ Dale Schwartz__________________
Name: Dale Schwartz
Title: Chief Executive Officer

                        HOLDER:

Oaktree Capital Management, L.P., as investment manager on behalf of certain funds and accounts within the Value Equities, Global Opportunities and Special Situations strategies
By:	/s/ Evan Kramer
Name:	Evan Kramer
Title:	Senior Vice President

By:	/s/ Jacob Wagner
Name:	Jacob Wagner
Title:	Managing Director